January 14, 2011
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Application for Withdrawal of Stewart Information Services Corporation Registration Statement on Form S-3 (File No. 333-171533)
Dear Ladies and Gentlemen:
     Pursuant to Rule 477 of the Securities Act of 1933, as amended, Stewart Information Services Corporation (the “Company”) requests the withdrawal of the above-referenced Registration Statement, filed with the Securities and Exchange Commission on January 4, 2011.
     The Company intends to withdraw the Registration Statement and subsequently file a new registration statement regarding the securities subject to the Registration Statement to address certain comments made by the Commission pursuant to that certain comment letter dated January 13, 2011. The Registration Statement was not declared effective by the Commission. No sales of the Company’s securities have been completed pursuant to the Registration Statement.
     The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (713) 629-2330 and via mail at 1980 Post Oak Blvd., Suite 800, Houston, Texas 77056, with a copy to David F. Taylor, via facsimile at (713) 223-3717 and via mail at Locke Lord Bissell & Liddell LLP, 600 Travis St., Suite 2800, Houston, Texas 77002.
     If you have questions regarding the foregoing application for withdrawal, please call me at (713) 625-8151 or David Taylor at Locke Lord Bissell & Liddell LLP, outside counsel to the Company, at (713) 226-1496. We thank you in advance for your prompt consideration.

Respectfully submitted,
/s/ J. Allen Berryman
J. Allen Berryman
Executive Vice President, Chief Financial Officer Secretary, Treasurer and Principal Financial Officer